

Jeremy Alumbaugh · 3rd

Message   **More...**

Managing Director at Chattanooga Football Club

Chattanooga, Tennessee · 500+ connections ·

Contact info

 Chattanooga Football Club

University of Wisconsin-Oshkosh

Highlights

💬 **Reach out to Jeremy for...**
Probono consulting and volunteering, Joining a nonprofit board.

Message Jeremy

About

Experienced Sports Executive with a demonstrated history of working in the professional, collegiate and youth sports industry. Skilled in Administration, Operations, Budget Oversight, Sales, Corporate Partnerships, Soccer, Coaching, Event Management, Strategic Partnerships, and Fundraising. Strong sales professional with a history of being involved with start-ups, turning around programs and succeeding on the national level.

Activity   **See all**
1,820 followers

 **Great job by our team to come up with this creative idea!...**
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14 Reactions · 1 Comment

 **It has been a week. The boys were back on the field...**
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61 Reactions · 1 Comment

 **Love to see when 1st Team Players get involved in other...**
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27 Reactions

 **That's not a typo. First match ever May 16, 2009. In many...**
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56 Reactions · 3 Comments

Experience

 **Managing Director**
Chattanooga Football Club · Full-time
Dec 2019 – Present · 7 mos
Chattanooga, Tennessee Area

 **Owner**
Flatland Sports Managment, LLC.
Jan 2008 – Present · 12 yrs 6 mos
O'Fallon, IL

Sports Management company specializing in sports camps, tournaments, professional scouting/recruitment, and youth & semi-professional club operations. 20 + years of experience in the ever-changing sports industry. Consulting to sports organizations, clubs, coaching, operations a ...**see more**

 **Vice President/General Manager**
Saint Louis FC
Mar 2014 – Dec 2019 · 5 yrs 10 mos
Greater St. Louis Area

Vice President/General Manager for Saint Louis FC USL Franchise
-Oversight of Day to Day Business and Soccer Operations
-Executive and Management Team Member

 **Director of Coaching**
St. Louis Scott Gallagher
Dec 2009 – Jul 2014 · 4 yrs 8 mos
Collinsville, IL

Director of Coaching Boys & Girls

-Assistant Director of US Development Soccer Academy Program
-Head Coach U18, 12, 11 SLSG IL Boys Teams
-Head Coach U20 SLSG Boys Team

 **Assistant Men's Soccer Coach**
Southern Illinois University Edwardsville
Jul 2010 – May 2012 · 1 yr 11 mos
Edwardsville, IL

Assistant Men's Soccer Coach SIUe
-Responsible for Recruiting and Day to Day Operations of Men's Soccer Program
-Oversight of Traditional and Non-Traditional Season Training Se ...see more

 **Director of Soccer Operations**
Springfield Sports Club
Aug 2004 – Dec 2009 · 5 yrs 5 mos
Springfield, MO

Oversight of Business Operations and Budget for Club with 30 + Teams
Responsible for Driving the Soccer Coaching Staff & Direction of The Club

 **Staff Coach/College Coordiantor**
Chicago Magic Soccer Club
Dec 2000 – Jul 2004 · 3 yrs 8 mos
Frankfort, IL

Staff Coach/College Coordinator
-Coach for U19, 18, 17, 13 Chicago Magic Boys Teams
-Oversight of College Placement for All Boys & Girls Teams

 **Assistant Men's Soccer Coach**
Southwest Missouri State University
Jan 1996 – Dec 2001 · 6 yrs
Springfield, Missouri Area

Assistant Men's Soccer Coach
-Lead Recruiter for Men's Soccer Program
-Training of Student Athletes Both Traditional and Non-Traditional Season
-Assistant Director of Southwest Missouri Sports Camps

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Education

 **University of Wisconsin-Oshkosh**
Secondary Education- Social Sciences, Secondary Education and Teaching
1991 – 1995
Activities and Societies: Men's Soccer

Secondary Education

Licenses & Certifications

 **Staff Coach/College Coordiantor**
Chicago Magic Soccer Club
Dec 2000 – Jul 2004 · 3 yrs 8 mos
Frankfort, IL

Staff Coach/College Coordinator
-Coach for U19, 18, 17, 13 Chicago Magic Boys Teams
-Oversight of College Placement for All Boys & Girls Teams

 **Assistant Men's Soccer Coach**
Southwest Missouri State University
Jan 1996 – Dec 2001 · 6 yrs
Springfield, Missouri Area

Assistant Men's Soccer Coach
-Lead Recruiter for Men's Soccer Program
-Training of Student Athletes Both Traditional and Non-Traditional Season
-Assistant Director of Southwest Missouri Sports Camps

Show fewer experiences ∧

Education

 **University of Wisconsin-Oshkosh**
Secondary Education- Social Sciences, Secondary Education and Teaching
1991 – 1995
Activities and Societies: Men's Soccer

Secondary Education

Licenses & Certifications

 **Staff Coach/College Coordiantor**
Chicago Magic Soccer Club
Dec 2000 – Jul 2004 · 3 yrs 8 mos
Frankfort, IL

Staff Coach/College Coordinator
-Coach for U19, 18, 17, 13 Chicago Magic Boys Teams
-Oversight of College Placement for All Boys & Girls Teams

 **Assistant Men's Soccer Coach**
Southwest Missouri State University
Jan 1996 – Dec 2001 · 6 yrs
Springfield, Missouri Area

Assistant Men's Soccer Coach
-Lead Recruiter for Men's Soccer Program
-Training of Student Athletes Both Traditional and Non-Traditional Season
-Assistant Director of Southwest Missouri Sports Camps

Show fewer experiences ⌃

Education

 **University of Wisconsin-Oshkosh**
Secondary Education- Social Sciences, Secondary Education and Teaching
1991 – 1995
Activities and Societies: Men's Soccer

Secondary Education

Licenses & Certifications

 **Staff Coach/College Coordiantor**
Chicago Magic Soccer Club
Dec 2000 – Jul 2004 · 3 yrs 8 mos
Frankfort, IL

Staff Coach/College Coordinator

Language ⌄
English

1 **Organization** ⌄
NSCAA

Interests

 **Chicago Fire FC**
10,501 followers

 **Spurs Sports & Entertain...**
22,696 followers

 **fcbusiness Magazine**
13,283 members

 **St. Louis Sports Commissi...**
393 members

 **FIFA**
148,998 followers

 **United ⚽ Coaches**
27,373 members

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